

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

Mark G. Margavio
Vice President, Chief Financial Officer and Treasurer
Frank's International N.V.
Prins Bernhardplein 200
1097 JB Amsterdam
The Netherlands

> **Re: Frank's International N.V.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2014**
> **File No. 1-36053**

Dear Mr. Margavio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Item Ten – Approval of Amendments to the Articles of Association, page 52

1. We note that Item Ten presents multiple amendments to the Articles of Association for your shareholders' consideration and approval. Please provide us with your analysis as to whether the matters covered by Item Ten should be unbundled into separate proposals. Refer to Rule 14a-4(a)(3) under the Exchange Act of 1934, as well as the staff's Compliance and Disclosure Interpretations thereunder, such as Questions 101.01 and 101.02, available on the SEC's website at http://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3745 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Douglas E. McWilliams, Esq.
        Vinson & Elkins LLP